FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 5, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Fourth Quarter and Full Year Ended December 31, 2010

April 5, 2011

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months and full year ended December 31, 2010.

Key Financial Highlights of Q4 2010 and FY 2010(1)

•                  Consolidated revenues up 2.9% q-o-q to $2,995 million and up 14.5% y-o-y to $11,293 million

•                  Consolidated OIBDA(2) down 12.0% q-o-q to $1,159 million with 38.7% OIBDA margin and up 8.6% y-o-y to $4,873 million with 43.1% OIBDA margin

•                  Consolidated net income(3) of $156 million in Q4 2010 and a net income of $1,381 million for FY 2010

•                  Free cash-flow(4) positive with $1,529 million for FY 2010

Key Corporate and Industry Highlights

•                  Voluntarily repayment of the second tranche of the syndicated loan in the amount of $161.5 mln; the loan was originally signed in April 2006 and carried a 5-year maturity

•                  Redemption of the $400 mln 2010 Eurobond

•                  Placement of the series 07 and series 08 ruble-denominated bonds totaling RUB 25 bln

•                  Transfer of MTS ordinary shares to the “A1” listing on the Moscow Interbank Currency Exchange

•                  Purchase of 100% stake in Sistema-Telecom for RUB 11.59 bln ($379.01 mln(5)) from Sistema and its wholly-owned subsidiary

•                  MTS recognized as the most valuable brand in Russia with a value of $7.753 bln by InterBrand, the world’s leading brand consultancy

•                  Acquisitions of local alternative operators in Novosibirsk and Saint Petersburg

•                  Signing of an agreement with Sberbank to open two non-revolving lines of credit for a total amount of RUB 100 bln

•                  Suspension of operations in Turkmenistan

(1)

Because TS-Retail, Metro-Telecom and Sistema Telecom were acquired from JSC Sistema, the majority owner of both MTS and acquired entities, the acquisitions were accounted for as transactions between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of entities acquired from Sistema were recorded at Sistema’s carrying value, MTS’ historical financial information was recast to include the acquired entities for all periods presented.

(2)	See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.
(3)	Attributable to the Group.
(4)	See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.
(5)	According to the average exchange rate of 30.57 RUB/USD for the 60-day period from September 4, 2010 to November 4, 2010

•                  Approval of statutory merger of Comstar with MTS by the companies’ respective Extraordinary General Meetings of shareholders

•                  Completion of share buyback in March 2011 related to the statutory merger of Comstar with MTS

•                  Appointment of Andrei Dubovskov, former Head of Business Unit MTS Ukraine, as President and CEO of MTS

•                  Conversion of Comstar ordinary shares into MTS ordinary shares on April 1, 2011 and subsequent completion of the statutory merger of Comstar with MTS

Commentary

Andrei Dubovskov, MTS President and CEO, commented, “2010 was a year of transition for MTS. With the completion of our statutory merger with Comstar last week, MTS has transformed itself from a simple mobile operator to a full-fledged telecommunications provider, offering mobile, fixed, internet and content products and services. For the year, in US GAAP terms, we exceeded our revenue guidance by four (4) percentage points. Revenue increased 14% to 11.3 billion US dollars. Revenues in Russia — including mobile, retail and fixed businesses — increased 12% to 286.4 billion rubles. In our mobile business, growth was driven by: subscriber acquisitions, general growth in consumption of voice and data products, and strong handset sales In Q4 2010, revenue from the sale of handsets, modems and accessories exceeded $276 million US dollars - a 68% increase quarter-on-quarter. The increase was largely driven by the launch of premium handsets and smartphones.”

Alexey Kornya, MTS Vice President and Chief Financial Officer, said “In 2010, Group OIBDA grew by 9% to reach $4.9 billion US dollars. For the year, our OIBDA margin was 43.1%, which is in line with the guidance we gave in April of last year. In Russia, our Q4 2010 mobile OIBDA margin decreased from 45.8% to 37.4% sequentially. We attribute margin deterioration to traditional seasonal factors, such as lower roaming revenues and traditional holiday promotions. However, the margin erosion also was based on certain commercial decisions we made to protect our leadership and stabilize the market.  Higher gross additions increased our spending on dealer commissions. By March, however, we have reduced our sales through alternative channels and aim to see improvement by Q2.  In addition, higher than anticipated handset sales — a 68% rise from Q3 2010 — also pressured our Q4 margins, but based on certain operational KPIs, our retail network did break even for the year. We anticipate margin improvement in 2011 through the optimization of this critical sales channel.”

He added, “In 2010 CAPEX to sales reached 23% or $2.7 billion US dollars as we continued to build-out our 3G and fixed networks in Russia. We expect CAPEX for 2011 to come in at 22-24% as a percentage of revenues. We will be roughly doubling the number of 3G base stations and advancing certain high-profile projects, like the digitization of our fixed-line networks, namely those in Moscow and other large urban centers.”

Continued Mr. Dubovskov, “Obviously MTS has changed, and our financial performance is reflective of this. However, the change has allowed us to create a platform that will usher in a new era for MTS. To date we have been focused on an acquisition model of business. This has served us with the growth of subscribers and the changes in distribution over the years.  Having now established ourselves in both the fixed-line space and retail, we can now begin to focus on retention and loyalty as key operational goals of our business.”

He continued, “Overall, in terms of revenue we see about 10% growth for 2011. We anticipate that Group OIBDA margin will be 42-43% for the year. As we enter the second quarter, we do anticipate that margins will remain pressured. However, we do forecast significant improvement in the second half of the year. We aim to push more tariffs that promote on-net traffic and better monetize off-net calling. Network enhancement will drive more profitable data usage through our networks. In addition, our ability to launch true convergent products, eliminating redundancy at both MTS and Comstar, will further drive usage and support our churn-reduction efforts.”

This press release provides a summary of some of the key financial and operating indicators for the period ended December 31, 2010. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary(6)

USD million	Q4’10	Q4’09	y-o-y		Q3’10	q-o-q		2010	2009	y-o-y
Revenues	2,995.1	2,723.5	10.0%		2,910.8	2.9%		11,293.2	9,867.3	14.5%
- mobile	2,277.8	2,186.7	4.2%		2,322.1	-1.9%		8,899.2	8,017.6	11.0%
- handsets & accs	276.8	120.3	130.1%		165.0	67.8%		707.2	353.9	99.8%
- fixed	440.4	416.5	5.7%		423.6	4.0%		1,686.9	1,495.7	12.8%
Adjusted OIBDA(7)	1,159.2	1,201.8	-3.5%		1,317.5	-12.0%		4,872.9	4,486.5	8.6%
- margin	38.7%	44.1%	-5.4	pp	45.3%	-6.6	pp	43.1%	45.5%	-2.4	pp
Net operating income	493.0	617.2	-20.1%		803.7	-38.7%		2,734.6	2,555.9	7.0%
- margin	16.5%	22.7%	-6.2	pp	27.6%	-11.1	pp	24.2%	25.9%	-1.7	pp
Net income/(loss)	156.3	-22.9	n/a		483.5	-67.7%		1,380.6	1,014.2	36.1%
- margin	5.2%	n/a	n/a		16.6%	-11.4	pp	12.2%	10.3%	1.9	pp

Russia Highlights

RUB mln	Q4’10	Q4’09	y-o-y		Q3’10	q-o-q		2010	2009	y-o-y
Revenues(8)	77,822.8	66,732.1	16.6%		73,752.0	5.5%		286,407.3	254,748.7	12.4%
- mobile	64,428.1	55,151.9	16.8%		61,304.8	5.1%		236,722.8	210,344.3	12.5%
- fixed	14,380.5	12,291.5	17.0%		13,363.3	7.6%		53,123.6	47,368.6	12.1%
Adjusted OIBDA(9)	29,372.1	30,142.6	-2.6%		33,580.6	-12.5%		124,261.9	118,313.6	5.0%
- mobile	24,082.9	25,268.2	-4.7%		28,072.1	-14.2%		102,801.1	99,310.2	3.5%
- fixed	5,289.3	4,965.9	6.5%		5,508.5	-4.0%		21,460.9	19,095.0	12.4%
Adjusted OIBDA margin	37.7%	45.2%	-7.5	pp	45.5%	-7.8	pp	43.4%	46.4%	-3.0	pp
- mobile	37.4%	45.8%	-8.4	pp	45.8%	-8.4	pp	43.4%	47.2%	-3.8	pp
- fixed	36.8%	40.6%	-3.8	pp	41.2%	-4.4	pp	40.4%	40.4%	stable
Net income/(loss)	7,363.1	-2,545.4	n/a		12,804.5	-42.5	pp	40,055.6	26,642.9	+50.3	pp
- margin	9.5%	n/a	n/a		17.4%	-7.9	pp	14.0%	10.5%	+3.5	pp

	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
ARPU (RUB)(10)	248.4	236.7	253.9	269.4	261.9	247.5	252.8
MOU (min)	219	211	230	244	259	213	234
Churn rate (%)	12.4%	10.4%	9.8%	13.5%	12.7%	38.3%	45.9%
SAC (RUB)	494.9	534.4	612.8	508.2	656.6	583.4	581.7
- dealer commission	288.4	351.0	399.9	341.0	461.5	338.0	393.0
- adv & mktg	206.5	183.4	212.9	167.2	195.1	245.5	188.6

(6)

Because TS-Retail, Metro-Telecom and Sistema Telecom were acquired from JSC Sistema, the majority owner of both MTS and acquired entities, the acquisitions were accounted for as transactions between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of entities acquired from Sistema were recorded at Sistema’s carrying value, MTS’ historical financial information was recast to include the acquired entities for all periods presented.

(7)	Adjusted OIBDA results for Q4 2009 and Q4 2010 do not include long-lived and other assets impairment loss and acquisition related costs in the amount of $86.4 million and $137.8 million respectively.
(8)	Revenue, gross of intercompany.
(9)	Adjusted OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in the amount of $86.4 million.
(10)

ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Ukraine Highlights

UAH mln	Q4’10	Q4’09	y-o-y		Q3’10	q-o-q		2010	2009	y-o-y
Revenues	2,138.9	2,107.7	1.5%		2,303.8	-7.2%		8,511.0	8,172.7	4.1%
OIBDA	969.0	927.1	4.5%		1,144.0	-15.3%		3,954.9	3,681.3	7.4%
- margin	45.3%	44.0%	+1.3	pp	49.7%	-4.4	pp	46.5%	45.0%	+1.5	pp
Net income	119.9	205.5	-41.7%		364.2	-67.1%		752.0	640.3	17.4%
- margin	5.6%	9.8%	-4.2	pp	15.8%	-10.2	pp	8.8%	7.8%	+1.0	pp

	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
ARPU (UAH)	38.32	35.21	39.49	41.57	37.59	36.95	38.10
MOU (min)	506	527	541	541	550	462	535
Churn rate (%)	9.7%	9.4%	7.2%	6.6%	8.2%	40.0%	31.0%
SAC (UAH)	56.8	66.9	64.3	58.0	68.1	54.0	64.1
- dealer commission	22.3	34.2	31.8	29.4	32.8	23.9	31.9
- adv & mktg	22.7	21.2	21.4	17.8	24.9	19.1	21.2
- handset subsidy	2.6	2.1	1.8	1.3	1.6	1.5	1.7
- SIM card & voucher	9.2	9.4	9.2	9.5	8.9	9.5	9.2

Uzbekistan Highlights(11)

USD mln	Q4’10	Q4’09	y-o-y		Q3’10	q-o-q		2010	2009	y-o-y
Revenues	116.3	105.2	10.6%		114.9	1.2%		448.0	404.9	10.6%
OIBDA	62.0	56.7	9.4%		64.4	-3.7%		248.7	222.7	11.7%
- margin	53.3%	53.9%	-0.6	pp	56.1%	-2.8	pp	55.5%	55.0%	+0.5	pp
Net income	27.3	26.8	1.8%		27.6	-1.2%		111.1	108.5	2.4%
- margin	23.5%	25.5%	-2.0	pp	24.0%	-0.5	pp	24.8%	26.8%	-2.0	pp

	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
ARPU (USD)	5.0	4.8	5.0	4.8	4.6	5.3	4.7
MOU (min)	534	520	534	508	461	495	494
Churn rate (%)	8.0%	5.9%	6.1%	7.2%	6.0%	30.2%	24.7%
SAC (USD)	6.7	6.1	6.0	7.8	8.1	7.7	7.2

Turkmenistan Highlights

TMM bln	Q4’10	Q4’09	y-o-y	Q3’10	q-o-q	2010	2009	y-o-y
Revenues	141.8	135.0	n/a	159.3	n/a	591.6	458.1	n/a
Adjusted OIBDA(12)	83.4	85.9	n/a	97.3	n/a	364.0	259.4	n/a
- margin	58.8%	63.7%	n/a	61.1%	n/a	61.5%	56.6%	n/a
Net income/(loss)	-343.4	56.5	n/a	59.9	n/a	-166.6	155.2	n/a
- margin	n/a	41.8%	n/a	37.6%	n/a	-28.2	33.9%	n/a

(11)	The functional currency in Uzbekistan is the US dollar.
(12)	Adjusted OIBDA results for Q4 2010 do not include long-lived and other assets impairment loss in the amount of $137.8 million.

Armenia Highlights

AMD mln	Q4’10	Q4’09	y-o-y		Q3’10	q-o-q	2010	2009	y-o-y
Revenues	19,326.4	20,947.3	-7.7%		20,903.4	-7.5%	77,303.0	80,294.9	-3.7%
OIBDA	9,877.6	10,479.3	-5.7%		11,530.3	-14.3%	40,411.5	43,106.7	-6.3%
- margin	51.1%	50.0%	1.1%		55.2%	-4.1%	52.3%	53.7%	-1.4%
Net income	974.5	2,589.5	-62.4%		-2,231.5	n/a	-59.7	-3,954.9	n/a
- margin	5.0%	12.4%	-7.4	pp	n/a	n/a	n/a	n/a	n/a

	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
ARPU (AMD)	3,351.4	2,813.4	3,013.5	3,194.2	2,725.5	3,266.7	2,812.3
MOU (min)	237	220	255	294	294	203	256
Churn rate (%)	12.7%	8.6%	8.5%	7.7%	7.0%	43.6%	30.4%
SAC (AMD)	6,787.7	6,868.7	7,192.0	6,719.4	3,867.8	6,318.6	5,695.3

CAPEX Highlights

USD mln	Q1’10	Q2’10	Q3’10	Q4’10	FY’10
Russia	178.4	248.0	328.1	1,505.6	2,260.0
- as % of rev	8.2%	10.8%	13.6%	59.4%	24.0%
Ukraine	40.5	36.5	27.4	50.6	154.9
- as % of rev	16.8%	13.5%	9.4%	18.8%	14.4%
Uzbekistan	23.9	18.9	19.6	95.5	157.9
- as % of rev	23.1%	16.7%	17.1%	82.1%	35.3%
Turkmenistan	4.3	8.4	17.1	14.6	44.4
- as % of rev	8.9%	15.8%	30.5%	29.2%	21.4%
Armenia	3.9	3.1	5.0	17.8	29.9
- as % of rev	8.5%	6.2%	8.8%	33.1%	14.4%
Group	251.0	314.8	397.2	1,684.1	2,647.1
- as % of rev	9.6%	11.4%	13.6%	56. %	23.4%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Mob: +7 985 220 4208

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 108.9 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Fourth Quarter and Full Year 2010
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile and fixed operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating income	617.2	679.6	758.3	803.7	493.0	2,555.9	2,734.6
Add: D&A and impairment loss	584.6	477.9	480.5	513.8	666.2	1,930.6	2,138.3
Adjusted OIBDA(13)	1,201.8	1,157.5	1,238.8	1,317.5	1,159.2	4,486.5	4,872.9

Russia (USD mln)	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating income	581.3	663.9	708.3	728.1	572.4	2,353.4	2,672.7
Add: D&A and impairment loss	441.5	332.5	333.9	368.4	383.6	1,391.9	1,418.3
Adjusted OIBDA(14)	1,022.8	996.4	1,042.2	1,096.5	956.0	3,745.3	4,091.1

Ukraine (USD mln)	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating income	22.9	11.2	35.8	59.8	37.7	120.2	144.5
Add: D&A	93.1	93.5	91.1	85.0	84.5	352.0	354.2
OIBDA	116.0	104.7	126.9	144.8	122.2	472.3	498.6

Uzbekistan (USD mln)	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating income	32.0	32.0	37.5	31.5	29.6	133.8	130.7
Add: D&A	24.7	24.5	28.3	32.9	32.4	88.9	118.0
OIBDA	56.7	56.5	65.8	64.4	62.0	222.7	248.7

(13)  Adjusted OIBDA results for Q4 2009 and Q4 2010 do not include long-lived and other assets impairment loss and acquisition related costs in the amount of $86.4 million and $137.8 million respectively.

(14)  Adjusted OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in the amount of $86.4 million.

Turkmenistan (USD mln)	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating income	26.9	27.1	28.7	29.4	-113.5	79.0	-28.3
Add: D&A and impairment loss	3.3	4.1	4.4	4.7	142.8	12.0	156.0
Adjusted OIBDA(15)	30.2	31.2	33.1	34.1	29.3	91.0	127.7

Armenia (USD mln)	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating income/ (loss)	5.2	(0.5)	4.2	8.8	4.6	33.2	17.1
Add: D&A	22.0	23.1	22.7	22.7	22.8	85.6	91.3
OIBDA	27.2	22.6	26.9	31.5	27.4	118.8	108.4

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating margin	22.7%	26.0%	27.3%	27.6%	16.5%	25.9%	24.2%
Add: D&A and impairment loss	21.4%	18.3%	17.4%	17.7%	22.2%	19.6%	18.9%
Adjusted OIBDA margin(16)	44.1%	44.3%	44.7%	45.3%	38.7%	45.5%	43.1%

Russia	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating margin	25.7%	30.4%	30.8%	30.2%	22.6%	29.1%	28.4%
Add: D&A and impairment loss	19.5%	15.2%	14.5%	15.3%	15.1%	17.3%	15.0%
Adjusted OIBDA margin(17)	45.2%	45.6%	45.3%	45.5%	37.7%	46.4%	43.4%

Ukraine	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating margin	8.7%	4.7%	13.2%	20.5%	14.0%	11.5%	13.5%
Add: D&A	35.3%	38.8%	33.6%	29.2%	31.3%	33.5%	33.0%
OIBDA margin	44.0%	43.5%	46.8%	49.7%	45.3%	45.0%	46.5%

Uzbekistan	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating margin	30.5%	30.9%	33.1%	27.5%	25.5%	33.0%	29.2%
Add: D&A and impairment loss	23.4%	23.7%	25.0%	28.6%	27.8%	22.0%	26.3%
OIBDA margin	53.9%	54.6%	58.1%	56.1%	53.3%	55.0%	55.5%

(15)  Adjusted OIBDA results for Q4 2010 do not include long-lived and other assets impairment loss in the amount of $137.8 million.

(16)  Adjusted OIBDA results for Q4 2009 and Q4 2010 do not include long-lived and other assets impairment loss and acquisition related costs in the amount of $86.4 million and $137.8 million respectively.

(17)  Adjusted OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in the amount of $86.4 million.

Turkmenistan	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating margin	56.8%	55.9%	53.7%	52.6%	-228.0%	49.1%	-13.6%
Add: D&A and impairment loss	6.9%	8.5%	8.3%	8.5%	286.8%	7.5%	75.1%
Adjusted OIBDA margin(18)	63.7%	64.4%	62.0%	61.1%	58.8%	56.6%	61.5%

Armenia	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	2009	2010
Operating margin	9.5%	-1.0%	8.3%	15.3%	8.5%	15.0%	8.2%
Add: D&A	40.5%	49.8%	45.2%	39.8%	42.6%	38.7%	44.1%
OIBDA margin	50.0%	48.8%	53.5%	55.2%	51.1%	53.7%	52.3%

***

(18)  Adjusted OIBDA results for Q4 2010 do not include long-lived and other assets impairment loss in the amount of $137.8 million.

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2009	As of Dec 31, 2010
Current portion of debt and of capital lease obligations	2,022.5	757.1
Long-term debt	6,326.8	6,392.6
Capital lease obligations	0.9	10.9
Total debt	8,350.2	7,160.6
Less:
Cash and cash equivalents	2,529.0	927.7
Short-term investments	206.5	333.6
Net debt	5,614.7	5,899.3

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the year ended Dec 31, 2009	For the year ended Dec 31, 2010
Net cash provided by operating activities	3,592.2	3,617.2
Less:
Purchases of property, plant and equipment	(1,942.4)	(1,914.3)
Purchases of intangible assets	(385.9)	(732.8)
Proceeds from sale of property, plant and equipment	28.6	6.8
Proceeds/(purchases) of other investments	43.4	749.7
Investments in and advances to associates	2.0	(2.9)
Acquisition of subsidiaries, net of cash acquired	(270.5)	(195.1)
Free cash-flow	1,067.4	1,528.6

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in thousands of US Dollars except per share amount)

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31, 2010	December 31, 2009 *	December 31, 2010	December 31, 2009 *

Net operating revenue
Service revenue	$2 718 231	$2 603 197	$10 586 068	$9 513 353
Sales of handsets and accessories	276 838	120 317	707 168	353 900
	2 995 069	2 723 514	11 293 236	9 867 253
Operating expenses
Cost of services	(613 563)	(561 269)	(2 260 888)	(2 011 332)
Cost of handsets and accessories	(294 747)	(115 362)	(727 682)	(375 444)
Sales and marketing expenses	(287 450)	(197 242)	(850 584)	(728 483)
General and administrative expenses	(553 828)	(556 789)	(2 274 421)	(1 981 637)
Depreciation and amortization expense	(528 312)	(498 199)	(2 000 496)	(1 844 174)
Provision for doubtful accounts	(41 127)	(38 001)	(122 550)	(110 766)
Impairment of long-lived assetsand acquisition related costs	(127 875)	(86 418)	(127 875)	(86 418)
Other operating expenses	(55 140)	(53 075)	(194 181)	(173 114)

Net operating income	493 027	617 159	2 734 559	2 555 885

Currency exchange and transaction gain/ loss	(18 668)	(18 592)	20 238	(252 694)

Other income / (expenses):
Interest income	26 996	41 986	84 396	104 566
Interest expense, net of capitalized interest	(145 906)	(226 212)	(777 287)	(571 901)
Other income	(23 632)	(362 058)	3 725	(336 716)
Total other expenses, net	(142 542)	(546 284)	(689 166)	(804 051)

Income before provision for income taxes and noncontrolling interest	331 817	52 283	2 065 631	1 499 140

Provision for income taxes	(136 972)	(178 882)	(517 188)	(505 047)

Net income / loss	194 845	(126 599)	1 548 443	994 093
Net income attributable to the noncontrolling interest	(38 590)	103 717	(167 812)	20 110
Net income/loss attributable to the Group	156 255	(22 882)	1 380 631	1 014 203

Weighted average number of common shares outstanding, in thousands - basic and diluted	1 916 869	1 887 819	1 916 869	1 885 750
Earnings/(loss) per share - basic and diluted	0.08	n/a	0.72	0.54

* Figures were restated due to retrospective consolidation of TS-Retail, Metro-Telecom and Sistema Telecom

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED  STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2010 AND DECEMBER 31, 2009

(Amounts in thousands of US dollars)

	As of December 31,	As of December 31,
	2010	2009 *
CURRENT ASSETS:
Cash and cash equivalents	$927 694	$2 529 010
Short-term investments	333 594	206 470
Trade receivables, net	798 102	595 746
Accounts receivable, related parties	2 673	16 698
Inventory and spare parts	319 956	239 571
VAT receivable	164 761	110 288
Prepaid expenses and other current assets	569 823	703 545
Total current assets	3 116 603	4 401 328

PROPERTY, PLANT AND EQUIPMENT	7 971 830	7 750 617

INTANGIBLE ASSETS	2 817 701	2 238 109

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	241 792	220 450

INVESTMENTS IN SHARES OF SVYAZINVEST		859 669

OTHER INVESTMENTS	128 582	48 701

OTHER ASSETS	201 534	245 615

Total assets	$14 478 042	$15 764 489

CURRENT LIABILITIES
Accounts payable	629 077	509 846
Accrued expenses and other current liabilities	1 715 970	1 666 201
Accounts payable, related parties	52 984	80 489
Current portion of long-term debt, capital lease obligations	757 110	2 022 499
Total current liabilities	3 155 141	4 279 035

LONG-TERM LIABILITIES
Long-term debt	6 392 629	6 326 824
Capital lease obligations	10 873	921
Deferred income taxes	292 070	298 453
Long-term accounts payable, related parties		38 273
Deferred revenue and other	383 582	373 011
Total long-term liabilities	7 079 154	7 037 482

Total liabilities	10 234 295	11 316 517

Redeemable noncontrolling interests	86 944	82 261

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as December 31, 2010 and December 31, 2009 (777,396,505 of which are in the form of ADS as of December 31, 2010 and December 31, 2009)

	50 558	50 558
Treasury stock (76,456,876 common shares at cost as of December 31, 2010 and December 31, 2009)	(1 054 926)	(1 054 926)
Accumulated other comprehensive income	(771 957)	(748 422)
Retained earnings	4 901 140	5 097 462
Total shareholders’ equity attributable to the Group	3 124 815	3 344 672
Noncontrolling interest	1 031 988	1 021 039
TOTAL SHAREHOLDERS` EQUITY	4 156 803	4 365 711

Total liabilities and shareholders’ equity	$14 478 042	$15 764 489

* Figures were restated due to retrospective consolidation of TS-Retail, Metro-Telecom and Sistema Telecom

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED  STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010  AND 2009

(Amounts in thousands of U.S. dollars)

	Twelve months ended	Twelve months ended
	December 31, 2010	December 31, 2009*

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$1 548 443	$994 093

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2 000 496	1 844 174
Currency exchange and translation (gain)/loss	(98 706)	212 510
Impairment of investments		368 355
Impairment of long-lived assets and goodwill	127 875	75 064
Debt issuance cost amortization	89 244	36 892
Amortization of deferred connection fees	(95 706)	(67 057)
Equity in net income of associates	(70 649)	(60 313)
Inventory obsolescence expense	27 826	12 225
Provision for doubtful accounts	122 550	110 766
Deferred tax (benefit)/loss	(45 449)	101 523
Write off of not recoverable VAT receivable	2 534	9 652
Change in fair value of derivative financial instruments		5 420
Other non-cash items	57 021	6 266

Changes in operating assets and liabilities:
Increase in accounts receivable	(301 764)	(216 654)
Increase in inventory	(105 859)	(111 998)
Decrease in prepaid expenses and other current assets	141 976	14 299
(Increase)/Decrease in VAT receivable	(53 265)	8 914
Increase in trade accounts payable, accrued liabilities and other current liabilities	222 630	222 744
Dividends received	47 973	25 355
Net cash provided by operating activities	3 617 170	3 592 230

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of subsidiaries and non-controlling interests, net of cash acquired	(195 106)	(270 540)
Purchases of property, plant and equipment	(1 914 331)	(1 942 402)
Purchases of intangible assets	(732 786)	(385 907)

Proceeds from sale of property, plant and equipment and assets held for sale	6 790	28 606
Purchases of short-term investments	(672 286)	(513 933)
Proceeds from sale of short-term investments	577 623	649 483
Purchase of other investments	(109 448)	(613)
Proceeds from sales of Svjazinvest	843 158
Proceeds from sale of other investments	15 989	44 003
Investments in and advances to associates	(2 900)	1 950
Decrease in restricted cash	1 670	17 182
Net cash used in investing activities	(2 181 627)	(2 372 171)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of noncontrolling interests in existing subsidiaries and subsidiaries from related parties	(739 756)	(1 345 820)
Proceeds from issuance of notes	1 560 028	1 003 226
Repayment of notes	(862 403)	(9 182)
Notes and debt issuance cost	(65 697)	(105 137)
Capital lease obligation principal paid	(12 841)	(15 592)
Dividends paid	(975 822)	(1 266 102)
Proceeds from loans	2 839 644	3 598 100
Loan principal paid	(4 779 595)	(1 728 544)

Net cash provided by / (used in) financing activities	(3 036 442)	130 949

Effect of exchange rate changes on cash and cash equivalents	(417)	42 015

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	(1 601 316)	1 393 023

CASH AND CASH EQUIVALENTS, at beginning of period	2 529 010	1 135 987

CASH AND CASH EQUIVALENTS, at end of period	927 694	2 529 010

* Figures were restated due to retrospective consolidation of TS-Retail, Metro-Telecom and Sistema Telecom

Group financial results for the fourth quarter and full year 2010 Investor conference call – April 5, 2011 Mr. Andrei Dubovskov, President, Chief Executive Officer Mr. Alexey Kornya, Vice President, Chief Financial Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor 2

 +28% revenue growth from 2009 to 2010* 2010: Growth in numbers MTS in 2010 * Based on Group revenues in USD, if using purchase method of accounting for acquisition of Comstar-UTS OJSC (non-GAAP measures) ** Market share in terms of number of handsets sold based on MTS estimates, incl. wholesale Largest mobile provider +2.1 mln net mobile subscriber additions in Russia +323 own stores with a total of 3 500 stores (including franchise stores) 5 mln handsets sold through MTS retail network with 16%** of market share +6 500 3G base stations installed in Russia and launched LTE networks in Uzbekistan and Armenia 118 towns serviced through fixed-line network with 40 000 km of proprietary fiber backbone network 2.8 mln pay-TV subscribers 1.8 mln broadband subscribers 10 mln households passed 3 Leading alternative provider Extensive retail network

Financial and corporate highlights Key financial and operating results Appendix Group highlights for the period Group financial highlights Group capital expenditures Group balance sheet Debt obligations and composition Completion of Comstar merger Subscriber base dynamics MTS Russia: competitive dynamics in 2010 MTS Russia: impact on mobile OIBDA margin Outlook for 2011 3i Strategy Contents 4

MTS a step ahead

Group highlights for the fourth quarter 2010 and recent events

Q4 2010 highlights

- Voluntarily repayment of the second tranche of the syndicated loan in the amount of $161.5 mln; the loan was originally signed in April 2006 and carried a 5-year maturity
- Redemption of the $400 mln 2010 Eurobond
- Placement of the series 07 and series 08 ruble-denominated bonds totaling RUB 25 bln
- Transfer of MTS ordinary shares to the "A1" listing on the Moscow Interbank Currency Exchange
- Purchase of 100% stake in Sistema-Telecom for RUB 11.59 bln ($379.01 mln*) from Sistema and its wholly-owned subsidiary
- MTS recognized as the most valuable brand in Russia with a value of $7.753 bln by InterBrand, the world's leading brand consultancy
- Acquisitions of local alternative operators in Novosibirsk and Saint Petersburg
- Signing of an agreement with Sberbank to open two non-revolving lines of credit for a total amount of RUB 100 bln
- Suspension of operations in Turkmenistan
- Approval of statutory merger of Comstar with MTS by the companies' respective Extraordinary General Meetings of shareholders

Thereafter

- Completion of share buyback in March 2011 related to the statutory merger of Comstar with MTS
- Appointment of Andrei Dubovskov, former Head of Business Unit MTS Ukraine, as President and CEO of MTS
- Conversion of Comstar ordinary shares into MTS ordinary shares on April 1, 2011 and subsequent completion of the statutory merger of Comstar with MTS

* According to the average exchange rate of 30.57 RUB/USD for the 60-day period from September 4, 2010 to November 4, 2010

5

Total Group Revenue (USD mln) Total Group Adjusted OIBDA** (USD mln) +3% +10% +4% -12% -4% -1% * Figures were retrospectively restated, please see appendix for complete details ** Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived and other assets and acquisition related costs. For further information, please see the Appendix for definitions and reconciliations Strong annual revenue growth due to subscriber additions, data revenue growth and handset and data modem sales Adjusted annual revenue growth of 29% on the back of acquisition of Comstar if using purchase method of accounting Absolute OIBDA dynamic impacted by rising sales and marketing costs, OPEX and on-going retail expansion 2010 OIBDA margin in line with guidance; quarterly decline in mobile OIBDA due to higher gross subscriber additions that increased dealer commissions and rising OPEX due to changes in the mix of voice and data traffic on our networks Adjusted OIBDA margin 46.1% 44.1% 44.3% 44.7% 45.3% 38.7% 45.5% 43.1% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 +14% +9% 9 867.3 11 293.2 4 486.5 4 872.9 Group financial highlights* 6 Adjusted Total Group Revenue (USD mln) 8 815.2 11 293.2 +28%

Total Group Net Income (USD mln) -68% n/a n/a Strong bottom line performance during 2010 with an annual growth of 50% when adjusted for the non-cash impairment loss of $137.8 mln recorded in the fourth quarter resulting from the suspension of operations in Turkmenistan in December 2010 Minimal impact from the currency fluctuations during the quarter with a non-cash FOREX loss of $18.7 mln Net income margin 19.3% n/a 14.7% 12.9% 16.6% 5.2% 10.3% 12.2% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 +36% 1 014.2 1 380.6 Group financial highlights Adjusted Net Income Turkmenistan impairment loss Q4 2010 Net Income attributable to the Group Adjusted Net Income (USD mln) 156.3 137.8 294.1 Q4 2009 and Q4 2010 net income figures adjusted for write-offs 7

CAPEX to total revenues for 2010 reached 23% or $2.6 bln mainly as result of the Company’s build out of its 3G and fixed networks in Russia Historically, CAPEX is higher during the fourth quarter due to invoicing practices with payments made towards the end of the year The substantial increase in the fourth quarter is dictated by the advance payments made to contractors to assure timely construction deadlines and to vendors to secure favorable terms on equipment Russia 178.4 248.0 328.1 1 505.6 2 260.0 Ukraine 40.5 36.5 27.4 50.6 154.9 Uzbekistan 23.9 18.9 19.6 95.5 157.9 Turkmenistan 4.3 8.4 17.1 14.6 44.4 Armenia 3.9 3.1 5.0 17.8 29.9 Group 251.0 314.8 397.2 1 684.1 2 647.1 - as % of revenue 9.6% 11.4% 13.6% 56.2% 23.4% (in USD mln) Q1 2010 Q2 2010 Q3 2010 Q4 2010 FY 2010 Group capital expenditures 397.2 Q1 2010 Q2 2010 Q3 2010 251.0 314.9 Q4 2010 1 684.0 2 647.1 FY 2010 8

Reduction in cash position on the back of higher CAPEX when compared to previous year * Figures were retrospectively restated, please see appendix for complete details ** See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix Balance sheet (USD mln unless noted) As of Dec 31, 2009 As of Dec 31, 2010 Cash and cash equivalents $2 529.0 $927.7 Short-term investments $206.5 $333.6 Total debt $8 350.2 $7 160.6 Long-term debt $6 327.7 $6 403.5 Short-term debt $2 022.5 $757.1 Net debt** $5 614.7 $5 899.3 Shareholders’ equity $4 365.7 $4 156.8 Total assets $15 764.5 $14 478.0 LTM OIBDA** $4 486.5 $4 872.9 Net debt/assets 0.4x 0.4x Net debt/equity 1.3x 1.4x Net debt/LTM OIBDA** 1.3x 1.2x Group balance sheet* 9

Voluntarily repayment of the second tranche of the syndicated loan in the amount of $161.5 mln in October 2010; the loan was originally signed in April 2006 and carried a 5-year maturity In October 2010 MTS completed the redemption of a $400 mln Eurobond, which was issued in October 2003 and carried a semi-annual coupon rate of 8.375% In November 2010 MTS successfully places series 07 and series 08 ruble-denominated bonds totaling RUB 25 bln on MICEX Series 07 in the amount of RUB 10 bln with maturity in 2017 and a semi-annual coupon rate of 8.70% Series 08 in the amount of RUB 15 bln with maturity in 2020 carries a five-year put option and a semi-annual coupon rate of 8.15% Opening of the two non-revolving credit lines for a total amount of RUB 100 bln in Sberbank and refinancing the outstanding RUB 53 bln loan to Sberbank in December 2010 Debt Repayment Schedule (USD mln) MTS Series 03, 04, 05, 08 ruble bonds contain put options that can be exercised in June 2013, in May 2011, in July 2012 and in November 2015 respectively. MTS expects the options to be exercised Total Group Debt = $7.2 bln Debt obligations at the end of Q4 2010 10 548 34 57 1 083 MTS Comstar-UTS 109 1 046 438 3 827

Debt composition reflective of the Company’s preference for RUB-denominated financing with vendor financing contributing to the USD/EUR portion Maintaining a balanced currency structure of liabilities with a preference for ruble-denominated funding RUB portion of the Company's debt increased from 63% in Q3 2010 to 77% in Q4 2010 following placement of ruble bonds in the total amount of RUB 25 bln (app. $810 mln) and redemption of the $400 mln Eurobond in October 2010 By the end of 2010, MTS’ total cost of debt dropped to roughly 8.7%, more than 100 bps less than it was in the beginning of the year MTS continues to attract long-term financing and reduce interest expenses on the debt facilities in line with the Company’s financial strategy to optimize its debt portfolio Debt composition by currency Q4 2010* * Debt composition by currency includes FOREX hedging in the amount of $357 mln as of Q4 2010 Debt composition by type Q4 2010 Bonds Credit facilities 2% 77% 21% 47% 53% RUB EUR USD Debt composition at the end of Q4 2010 11

MTS a step ahead

Completion of Comstar merger: overview and key milestones

MTS shareholder structure post merger	
JSC Sistema	1 050 165 886
- as %	50.8%
Free float	
- shares on MICEX	238 850 753
- as %	11.6%
- shares on NYSE	777 396 505
- as %	37.6%
Total shares outstanding	2 066 413 144

- Merger of Comstar into MTS allowed the Company to become an integrated telco provider positioned to fully capture the significant growth potential of the Russian market
- This also significantly strengthened MTS' position in Moscow, the most lucrative market in Russia, through control of the Moscow City Telephone Network (MGTS), the leading incumbent fixed-line service provider in the Moscow region

Key remaining steps*

April 2011		May 2011 – July 2011			
April 1, 2011	end of April	beginning of May		mid to end of May	July 2011
1	2	3	4	5	6
Conversion of Comstar shares into MTS ordinaries/ Closing of merger/ Former Comstar shareholders receive all ownership rights inherent to MTS shares, incl. rights to dividend payments	Registration of share issuance report by FSFM	Filing of share issuance report with MICEX to list add'l MTS shares	MTS AGM record date	Start of trading of add'l shares on MICEX under a separate ticker	Add'l shares start trading under regular MTSI ticker following ending of required 3-month period

* Schedule may change depending on satisfaction of certain conditions and the receipt of the necessary regulatory approvals from the relevant authorities

12

MTS a step ahead

Group subscriber base dynamics during the quarter

MTS subscribers (mln unless noted)	Q3 2010	Q4 2010	% change
Russia:			
- mobile	69.67	71.44	2.5%
- households passed, 000s**	7 799	9 890	26.8%
- broadband Internet, 000s**	1 466	1 805	23.1%
- pay TV, 000s**	2 028	2 753	35.7%
Ukraine	18.15	18.24	0.5%
Uzbekistan	8.16	8.79	7.7%
Turkmenistan***	2.39	2.42	1.3%
Armenia	2.19	2.46	12.3%
Belarus****	4.64	4.72	1.7%
Total mobile	**105.21**	**108.07**	**2.7%**

* According to AC&M-Consulting as of December 31, 2010
** Starting from Q4 2010, operating indicators of the Company's fixed business now include Comstar-UTS, Multiregion and other acquired alternative operators. For further information, please see the Appendix for definitions and reconciliations
*** MTS operations in Turkmenistan were suspended since December 21, 2010
**** MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

- In Russia, MTS grew its mobile market share from 32.2% in Q3 2010 to 32.6% in Q4 2010* as the Company undertook initiatives aimed at safeguarding its position in the market in the face of mounting competitive pressures during the course of the year
- The Company acquired a number of alternative operators in the Russian regions over the course of 2010 as it build out its integrated business that contributed to the increase in households passed as well as fixed broadband and pay TV subscribers
- Stable subscriber dynamics in Ukraine with a focus on subscriber quality and stimulation of user activity levels
- Relatively strong subscriber additions in the remaining CIS markets of operation due to their continued development and seasonal New Year's promotions

13

14 Subscriber additions, mln* Net Gross MTS Russia: subscriber dynamics in 2010 Company’s gross additions during H1 2010 reflective of MTS’ efforts at stabilizing the market through greater focus on subscriber quality, however, the dynamics of the competitive environment forced the Company to defend its revenue market share Going forward, the initiatives undertaken during H2 2010 should lead to normalization of competition in the market in the long term with a gradual return to lower higher quality gross sales in 2011 * Subscriber figures and market share information based on data from AC&M-Consulting and MTS estimates as of December 31, 2010 Market share* 32.7% 24.7% 24.4% 32.5% 23.8% 25.1% 32.2% 23.8% 25.8% 32.6% 23.7% 25.8% MTS Vimpelcom Megafon MTS Vimpelcom Megafon MTS Vimpelcom Megafon MTS Vimpelcom Megafon Q1 2010 Q2 2010 Q3 2010 Q4 2010

15 45.8% -7.0pp -0.3pp +2.1pp -3.4pp -2.3pp +2.5pp 37.4% Q4’09 Q4’10 % Change in mobile OIBDA margin Other operating expenses Advertising expenses Interconnect expenses Dealer commissions Service revenues MTS Russia: impact on mobile OIBDA margin Retail costs including handsets & data modems +3.5pp 42-43% FY’11E +2.5pp Reduction in dealer commissions Profitability improvement in retail network +3.3pp MTS aims to reduce cost pressures through: Optimization of retail network to increase profitability Reduction of dealer commissions through fewer gross additions Increase data usage through broader 3G network build-out Rebalancing of tariffs to promote higher share of on-net traffic Rising data usage -4.3pp Other

MTS a step ahead

Outlook for 2011*

Total Group Revenue

(USD mln)



11 293
≈10%
2010
2011E

OIBDA margin	43.1%	42-43%
	2010	2011E

Group CAPEX as % of Revenue

(USD mln)



23%
22-24%
2010
2011E

*Based on regional currency FOREX rates compared to the US dollar as of April 5, 2011

- Management expects MTS Group revenues to grow by around 10% in 2011 due to:
  - Macroeconomic improvement in core markets
  - Increasing revenues from data traffic and content in line with planned expansion of 3G and fixed-line networks throughout the year
  - Growing contribution from the retail business
  - Usage growth across all product lines and segments in our markets of operation
  - Further development of our businesses in the CIS
- The guidance for OIBDA margin is 42-43% reflective of:
  - Optimization of retail network to increase profitability
  - Reduction of dealer commissions through fewer gross additions
  - Increase data usage through broader 3G network build-out
  - Rebalancing of tariffs to promote higher share of on-net traffic
- CAPEX guidance for the year as percent of revenue of 22-24% based on expected investments in 3G and backbone networks as well as the development of MTS' proprietary retail chain in Russia
  - Final CAPEX figure will depend upon factors including currency volatility, vendor terms, project implementation schedules and other developments MTS cannot accurately predict

16

3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits 17

Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Uzbekistan Turkmenistan Armenia Contents 18

Revenue increase in Q4 2010 attributable to the higher contribution from VAS, in particular data traffic revenues, despite a seasonal decline in roaming Decrease in OIBDA due to seasonal and competitive factors with higher sales and marketing expenses due to higher gross subscriber additions Total Russia Revenue** (RUB bln) Total Russia Adjusted OIBDA*** (RUB bln) +5% +17% -1% -13% -2% -4% 66.7 Fixed * Figures were retrospectively restated, please see appendix for complete details ** Gross of intercompany *** Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived and other assets and acquisition related costs. For further information, please see the Appendix for definitions and reconciliations 67.6 30.1 31.5 Mobile 65.3 29.8 69.5 31.5 Adjusted OIBDA margin 46.6% 45.2% 45.6% 45.3% 45.5% 37.7% 46.4% 43.4% - mobile ex-retail 52.6% 50.8% 51.1% 51.1% 48.7% 44.7% 51.4% 48.8% - mobile 47.2% 45.8% 45.3% 45.9% 45.8% 37.4% 47.2% 43.4% - fixed 40.9% 40.6% 44.2% 40.1% 41.2% 36.8% 40.4% 40.4% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 +12% +5% 254.7 286.4 118.3 124.3 210.3 236.7 47.4 53.1 99.3 102.9 19.1 21.5 73.8 33.6 Russia financial highlights* 77.8 29.4 19

Russia mobile operating indicators ARPU decrease in Q4 2010 due to seasonally low roaming revenues and higher net subscriber additions Growth in MOU as result of introduction of tariffs aimed at stimulating usage Decline in APPM reflective of the migration of existing subscribers to more attractive newer tariffs as well as a seasonal decrease in roaming ARPU (RUB) MOU (min) -3% +6% -3% +6% +18% +3% Subs, mln 68.7 69.3 69.1 69.4 69.7 71.4 69.3 71.4 Churn rate, % 10.7% 12.4% 10.4% 9.8% 13.5% 12.7% 38.3% 45.9% VAS ARPU 47.0 53.1 53.8 51.4 55.1 58.4 47.6 54.7 - as % of ARPU 18.4% 21.4% 22.7% 20.2% 20.5% 22.3% 18.5% 21.6% SAC 552.4 494.9 534.4 612.8 508.2 656.6 583.4 581.7 APPM 1.20 1.13 1.12 1.10 1.10 1.01 1.21 1.08 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 +2% +10% 20

Total VAS (RUB mln)* 9 845 11 264 11 519 10 595 11 409 12 669 37 955 46 192 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Key initiatives in Q4 2010: Launch of new MTS Connect products such as 7.2/14.4 Mbit/s modems and the 3G Wi-Fi router Further development of MTS Internet shop and its integration with social networks Launch of messaging services including MMS RSS-feeds and SMS notifications from popular social networks Launch of MTS branded applications Seasonal promotion of the GOOD’ok service Russia mobile operating indicators* Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) * Does not include revenue from SMS and data bundles, which is included in airtime revenue +1% +15% -2% +6% +48% +19% +31% -15% +29% +12% +62% +2% 15 020 16 574 13 456 13 398 10 207 13 168 21

Development of MTS retail network and handset distribution

MTS a step ahead

MTS retail network

- Sustained development of MTS retail network with the opening of 82 new stores during Q4 2010
- Launch of 8 flagship stores in the regions bringing the total to 30 stores in Russia

Device distribution

- MTS' market share in handset sales increased to 20.9%** at the end of Q4 2010
- Further development of the Company's handset portfolio with the launch of new exclusive models from HTC, Alcatel, Fly, Asus, LG, Motorola and Nokia
- Introduction of three new handsets to the MTS-branded line: the MTS 916, the MTS 547 and the MTS Basic 140
- Launch of the Huawei SmaKit 7 – the 1st tablet PC to be preloaded with MTS software and exclusively sold through Company's retail network
- Diverse marketing campaigns aimed at stimulating sales of handsets: "Happy Hours," "Golden Age" and various New Year's promotions

Retail network development (MTS-owned stores)*


1 679
2 010
2 160
2 208
2 251
2 333
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010

Handset sales through MTS retail network (000s)


667
1030
944
1002
1 399
1 544
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Market share**	9.1%	11.7%	13.1%	13.7%	14.2%	20.9%

MTS Connect modem and data tariff sales (000s)


214
476
478
498
761
1 387
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010

*Does not include franchisee stores

**Market share in terms of number of handsets sold based on MTS estimates, incl. wholesale


04:33

22

OIBDA margin 48.2% 44.0% 43.5% 46.8% 49.7% 45.3% 45.0% 46.5% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Seasonal decrease in revenues during the quarter with a negative impact from the reduction in the termination rate Decline in OIBDA margin due to lower guest roaming and seasonally high sales and marketing expenses Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) -7% +1% -5% -15% +5% -13% +4% +7% 8 173 8 511 3 681 3 955 23

Subs, mln 17.8 17.6 17.3 17.5 18.2 18.2 17.6 18.2 Churn rate, % 10.4% 9.7% 9.4% 7.2% 6.6% 8.2% 40.0% 31.0% VAS ARPU 7.9 8.3 8.9 8.6 9.1 12.54 7.47 9.71 - as % of ARPU 19.6% 21.7% 25.2% 21.7% 21.9% 33.4% 20.2% 25.5% SAC 45.9 56.8 66.9 64.3 58.0 68.1 54.0 64.1 APPM 0.084 0.076 0.067 0.073 0.077 0.068 0.080 0.071 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Ukraine operating indicators ARPU (UAH) MOU (min) Decrease in ARPU in line with seasonal factors MOU growth as result of promotional campaigns aimed at stimulating usage Decline in annual churn rate reflective of the Company’s focus on subscriber quality +2% +9% -10% stable -5% +6% +16 +3% 24

Total VAS (UAH mln) 419 441 465 448 488 685 1 598 2 086 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Key initiatives in Q4 2010: Expansion of the "SMS Package” service functionality Launch of new internet service “Unlimited internet with Opera Mini” Diverse content offerings, related to New Year and Christmas holidays Promotion of various branded content-services through MTS-Click Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) +10% +36% +8% +23% +38% -24% +38% +74% +116% +36% +15% +107% 25

Revenue increase on the back of continued subscriber growth and expansion of product portfolio Decrease in OIBDA margin in Q4 2010 reflective of high subscriber additions with a resulting increase in sales and marketing expenses OIBDA margin 51.4% 53.9% 54.6% 58.1% 56.1% 53.3% 55.0% 55.5% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Uzbekistan financial highlights Total Uzbekistan OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) +11% +1% +10% +4% +9% +10% +12% -3% 26

Subs, mln 6.8 7.1 7.4 7.6 8.2 8.8 7.1 8.8 Churn rate, % 8.1% 8.0% 5.9% 6.1% 7.2% 6.0% 30.2% 24.7% SAC 8.3 6.7 6.1 6.0 7.8 8.1 7.7 7.2 APPM 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Uzbekistan operating indicators Decline in ARPU in Q4 2010 as result of further dilution of subscriber base with mass market users MOU reduction due to the increased share of lower-value mass market subscribers Solid subscriber growth with 676 thousand in net additions in Q4 2010 ARPU (USD) MOU (min) -8% -2% -9% -14% +7% -4% stable -11% 27

Uzbekistan operating indicators * Messaging Revenue (USD mln) Data Traffic Revenue (USD mln) Data Content Revenue (USD mln) -1% -4% +4% +40% +105% +38% -4% -33% +10% Total VAS (USD mln) 16.2 17.9 17.5 15.9 16.8 17.8 60.9 68.0 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Key initiatives in Q4 2010: Launch of MTS Uzbekistan MMS-portal offering entertainment content Prolongation of successful campaign “All Included” aimed at stimulating internet usage Introduction of initiatives aimed at boosting key corporate client loyalty through launch of attractive internet tariff plans Improvement to GOOD’ok service functionality +3% +133% -11% 26.2 26.9 5.8 13.5 20.7 18.4 28

The Company suspended its operations in the country starting from December 21, 2010 in compliance with the notice from the Ministry of Communications Decline in revenues reflective of the difficulties MTS encountered towards the end of the year Absolute OIBDA decline is reflective to the top-line dynamics Adjusted OIBDA margin 59.5% 63.7% 64.4% 62.0% 61.1% 58.8% 56.6% 61.5% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Turkmenistan financial highlights Total Turkmenistan Adjusted OIBDA* (TMT mln) Total Turkmenistan Revenue (TMT mln) n/a n/a +10% n/a +18% n/a n/a n/a 29 *Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived and other assets and acquisition related costs. For further information, please see the Appendix for definitions and reconciliations

OIBDA decline as result of increased operating expenses as well as seasonally high sales and marketing costs OIBDA margin 55.8% 50.0% 48.8% 53.5% 55.2% 51.1% 53.7% 52.3% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) 80.3 77.3 43.1 40.4 Decline in Q4 2010 revenues due to seasonal factors -4% -6% -8% -8% -5% -14% -6% -15% 30

Subs, mln 2 078.3 2 073.1 2 108.9 2 126.4 2 192.3 2 461.0 2 073.1 2 461.0 Churn rate, % 11.3% 12.7% 8.6% 8.5% 7.7% 7.0% 43.6% 30.4% SAC 5 143.6 6 787.7 6 868.7 7 192.0 6 719.4 3 867.8 6 318.6 5 695.3 APPM 16.3 14.1 12.8 11.8 10.9 9.27 16.09 10.99 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 2009 2010 Armenia operating indicators ARPU decline in Q4 2010 due to increasing competition with introduction of new voice and data tariffs MOU maintained at a high level Decrease in APPM due to launch of new tariffs to increase voice and data consumption ARPU (AMD) MOU (min) +9% -15% -19% -5% stable +24% -14% +26% 3 267 31 2 812

Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations Treatment of acquisition and consolidation 32

MTS a step ahead

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Return on Invested Capital (ROIC) is measured as (net income + interest expense + depreciation expense) / closing (equity + minority interest + long-term financial obligations).

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q4 2009						Q3 2010						Q4 2010					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	617.2	581.3	22.9	32.0	26.9	5.2	803.7	728.1	59.8	31.5	29.4	8.8	493.0	572.4	37.7	29.6	(113.5)	4.6
Add: D&A and impairment loss	584.6	441.5	93.1	24.7	3.2	22.1	513.8	368.4	85.0	32.9	4.7	22.8	666.2	383.6	84.5	32.4	142.8	22.8
Adjusted OIBDA*	1 201.8	1 022.8	116.0	56.7	30.2	27.2	1 317.5	1 096.5	144.8	64.4	34.1	31.5	1 159.2	956.0	122.2	62.0	29.3	27.4

	Q4 2009						Q3 2010						Q4 2010					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	22.7%	25.7%	8.7%	30.5%	56.8%	9.5%	27.6%	30.2%	20.5%	27.5%	52.6%	15.3%	16.5%	22.6%	14.0%	25.5%	(228.0%)	8.5%
Add: D&A and impairment loss	21.4%	19.5%	35.3%	23.5%	6.8%	40.5%	17.7%	15.3%	29.2%	28.6%	8.5%	39.8%	22.2%	15.1%	31.3%	27.8%	286.8%	42.6%
Adjusted OIBDA margin	44.1%	45.2%	44.0%	53.9%	63.7%	50.0%	45.3%	45.5%	49.7%	56.1%	61.1%	55.2%	38.7%	37.7%	45.3%	53.3%	58.8%	51.1%

*Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived and other assets and acquisition related costs. For further information, please see the Appendix for definitions and reconciliations

33

Appendix – Definitions and Reconciliations

MTS a step ahead

Annual OIBDA can be reconciled to our consolidated statements of operations as follows:

	2009**						2010					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	2 555.9	2 353.4	120.2	133.8	79.0	33.2	2 734.6	2 672.7	144.5	130.7	(28.3)	17.1
Add: D&A and impairment loss	1 930.6	1 392.0	352.0	88.9	12.0	85.6	2 138.3	1 418.4	354.2	118.0	156.0	91.4
Adjusted OIBDA*	4 486.5	3 745.3	472.3	222.7	91.0	118.8	4 872.9	4 091.1	498.6	248.7	127.8	108.4

	2009**						2010					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	25.9%	29.1%	11.5%	33.0%	49.1%	15.0%	24.2%	28.4%	13.5%	29.2%	(13.6%)	8.2%
Add: D&A and impairment loss as a % of revenues	19.6%	17.3%	33.6%	22.0%	7.5%	38.7%	18.9%	15.0%	33.0%	26.4%	75.1%	44.1%
Adjusted OIBDA margin	45.5%	46.4%	45.0%	55.0%	56.6%	53.7%	43.1%	43.4%	46.5%	55.5%	61.5%	52.3%

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

USD mln	As of Dec 31, 2009	As of Dec 31, 2010
Current portion of LT debt and of capital lease obligations	2,022.5	757.1
LT debt	6,326.8	6,392.6
Capital lease obligations	0.9	10.9
Total debt	8,350.2	7,160.6
Less:		
Cash and cash equivalents	2,529.0	927.7
ST investments	206.5	333.6
Net debt	5,614.7	5,899.3

*OIBDA results for FY 2009, FY 2010 do not include long-lived and other assets impairment loss and acquisition related costs - $86.4 mln in Q4 2009, $137.8 mln in Q4 2010

34

Appendix – Definitions and Reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For the year ended Dec 31, 2009 For the year ended Dec 31, 2010 Net cash provided by operating activities 3,592.2 3,617.2 Less: Purchases of property, plant and equipment (1,942.4) (1,914.3) Purchases of intangible assets (385.9) (732.8) Proceeds from sale of property, plant and equipment 28.6 6.8 Proceeds/ (purchases) of other investments 43.4 749.7 Investments in and advances to associates 2.0 (2.9) Acquisition of subsidiaries, net of cash acquired (270.5) (195.1) Free cash flow 1,067.4 1,528.6 35 Contact information

MTS a step ahead

Comstar operating highlights

USD mln	Q4 2010	Q4 2009	Y-o-Y	Q3 2010	Q-o-Q
Traditional segment in Moscow (MGTS)					
Residential					
Number of subscribers / active lines (000s)	3,615	3,608	*stable*	3,610	*stable*
incl. BB subscribers	336	246	*37%*	311	*8%*
ARPU (RUR)	355	335	*6%*	349	*2%*
Corporates					
Number of subscribers (000s)	66	70	*-6%*	66	*stable*
incl. BB subscribers	29	32	*-9%*	30	*-6%*
ARPU (excl. revenue from points of interconnect) (RUR)	7,493	6,485	*16%*	7,249	*3%*
Alternative segment in Moscow					
Residential subscribers					
Number of subscribers (000s)	541	607	*-11%*	578	*-6%*
incl. BB subscribers	525	601	*-13%*	561	*-6%*
ARPU (RUR)	625	549	*14%*	580	*8%*
Corporate subscribers					
Number of subscribers (000s)	29	27	*7%*	29	*stable*
incl. BB subscribers	14	15	*-7%*	15	*-7%*
ARPU (RUR)	13,029	14,737	*-12%*	13,322	*-2%*
Alternative segment in the regions & CIS					
Residential subscribers					
Number of subscribers (000s)	3,661	2,606	*40%*	2,623	*40%*
incl. pay-TV subscribers	2,661	1,996	*33%*	1,917	*39%*
incl. BB subscribers	863	378	*128%*	519	*66%*
ARPU (RUR)	204	150	*36%*	162	*26%*
Corporate subscribers					
Number of subscribers (000s)	73	52	*40%*	62	*18%*
incl. BB subscribers	38	26	*46%*	30	*27%*
ARPU (RUR)	3,177	3,579	*-11%*	3,272	*-3%*
Total households passed, 000s	9,890	7,502	32%	7,799	27%
Total BB subs, 000s	1,805	1,298	39%	1,466	23%
Total pay-TV subs, 000s	2,753	2,124	30%	2,028	36%

36

Appendix – Definitions and Reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. Contact information 37

Because TS-Retail, Metro-Telecom and Sistema Telecom were acquired from JSC Sistema, the majority owner of MTS, TS-Retail, Metro-Telecom and Sistema Telecom the acquisitions were accounted for as transactions between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of TS-Retail, Metro-Telecom and Sistema Telecom were recorded at Sistema's carrying value, MTS' historical financial information was recast to include the acquired entities for all periods presented. Appendix – Treatment of the acquisition and consolidation TS-Retail, Metro-Telecom and Sistema Telecom 38

According to the SEC definition Sec. 103 EBIT and EBITDA, measures that are calculated differently than those described as EBIT and EBITDA in the materials should not be characterized as "EBIT" or "EBIDTA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. MTS reports adjusted OIBDA due to its treatment of the impairment of long-lived and other assets and acquisition-related costs that relates to Q4 2009 and Q4 2010. Appendix – Adjusted OIBDA definition 39

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com 40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 5, 2011

2